
05006064

PRICER


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2005
WASH. D.C. 152 SECTION

PRESS RELEASE

from Pricer AB (publ) February 15, 2005

PRICER RECIEVES AN ORDER OF EURO 1.7 MILLION FROM CARREFOUR SPAIN

Pricer has been retained by Carrefour Spain to supply and install ESL systems for 2005. Nine hypermarkets are planned and ordered, and will be completed during the year. The order value is Euro 1.7 M.

"Carrefour Spain selected an infrared based ESL system and prioritized high update speed and high functionality such as bi-directional communication, web clients and customised display," says Ricardo Penades, Pricer's representative for Spain.

"This is the first strong ESL commitment made by a leading retailer in Spain and therefore an important signal to the market," says Jan Forssjö, President and CEO of Pricer.

In January 2004, Pricer won a SEK 100 M contract organised by four European Carrefour regions. Carrefour is one of the leading global retail groups in the world.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

Pricer, founded in 1991 in Sweden, has a leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems which significantly improve customer profitability and productivity.

With the largest product range on the market, Pricer's ESL systems are installed in more than 700 stores in three continents. Customers include the second largest retail chain in the world and some of the largest retail chains in Europe, Japan and the USA. Pricer, in co-operation with competent partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the Stockholm Stock Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993